

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

Via E-mail
Cao Lei
Chief Executive Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue, Room #305
Flushing, NY 11354

> **Re: Sino-Global Shipping America, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 18, 2013**
> **File No. 001-34024**

Dear Mr. Lei:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Proposal Five, page 10

1. Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal 5. Please revise to unbundle Proposal 5 so that the increase in the number of authorized shares of common stock and preferred stock are two separate proposals. If any proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

2. Please revise to provide the information required by Item 202 of Regulation S-K. Refer to Item 11(b) of Schedule 14A.

Purpose of the Amendment, page 11

3. With the exception of the new share incentive plan discussed in Proposal 6, please revise to clarify that there are no current plans to issue any of the newly authorized shares.

Rights of Additional Authorized Shares, page 11

4. Please revise to clarify whether shareholder approval will be sought prior to the issuance of the newly authorized shares. Refer to Item 11(c) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Anthony W. Basch
        Kaufman & Canoles, P.C.